Mines Richmont inc.

161, avenue Principale
Rouyn-Noranda, QC
J9X 4P6, CANADA

Tél. :	819 797-2465
Téléc. :	819 797-0166
www.richmont-mines.com

Rouyn-Noranda, September 17, 2013

Mrs. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
US Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
United States of America

Re:	Richmont Mines Inc.
Form 20-F for the Year Ended December 31, 2012
Filed April 24, 2013
File No. 001-14598

Dear Mrs. Jenkins

As requested in your letter dated September 4, 2013, please find enclosed our answers relating to your observations regarding our Form 20-F for the year ended December 31, 2012.

If you require additional information or wish to discuss any of our answers, please do not hesitate to contact us.

Yours truly,

/s/ Pierre Rougeau

Pierre Rougeau
Executive Vice-President and Chief Financial Officer

Encl.

c. c.	Raymond Chabot Grant Thornton, LLP
Audit Committee Members

Richmont Mines Inc.
Answers to letter dated September 4, 2013 related to
Form 20-F for the Year Ended December 31, 2012
Filed April 24, 2013
File No. 001-14598

Rouyn-Noranda, September 17, 2013

Form 20-F for the Year Ended December 31, 2012

Item 18. Consolidated Financial Statements

Note 2. Summary of Accounting Policies, page 8

2.15 Exploration Tax Credits Receivable, page 15

1.

We note your disclosure that you are entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. Please clarify which expenditures qualify as refundable and your recognition policy to record the credits. Please also tell us why you believe the credit to property, plant and equipment is appropriate, including reference to any authoritative guidance you have used to base your conclusion. Please provide draft disclosure to be included in future filings.

Comments:

Based on the Quebec taxation Act, the Corporation can receive a refundable exploration tax credit of 15% of exploration expenses incurred on Quebec-based properties.

The “exploration expense” is defined in the Quebec Taxation Act, article 395 as follows:

(c) any expense incurred by the taxpayer to determine the existence of a mineral resource in Quebec, to locate such a resource or to determine the extent or quality of such a resource, including any expense incurred in the course of prospecting, carrying out geological, geophysical or geochemical surveys, drilling and trenching or digging test pits or preliminary sampling, other than any expense incurred in drilling or completing an oil or gas well or in building a temporary access road to, or preparing a site in respect of, any such well, and other than Quebec development expenses or any expense that may reasonably be related to a mine in the mineral resource that has come into production in reasonable commercial quantities or to an actual or potential extension of such a mine;

The refundable credit is defined in article 1029.8.36.168:

A qualified corporation for a taxation year, other than such a corporation referred to in the second paragraph of section 1029.8.36.170, that encloses the prescribed form containing the prescribed information with the fiscal return it is required to file for the year under section 1000, is deemed, subject to the third paragraph, to have paid to the Minister on the corporation’s balance-due day for the year, on account of its tax payable for the year under this Part, an amount equal to the aggregate of

(a) 15% of the eligible expenses of the corporation for the year that constitute such expenses by reason of any of paragraphs a to b and f of the definition of “eligible expenses” in the first paragraph of section 1029.8.36.167, to the extent that the expenses are paid;

We are of the view that accounting for refundable exploration tax credits is excluded from IAS 12, Income taxes. In fact, to determine the proper accounting method, the actual nature of the credit must be taken into account. As this credit is refundable, not based on profitability and payable in cash, regardless of whether the Corporation has taxable income or not, it is in essence a government subsidy or grant and is not related to income taxes. Furthermore, the credit does not have to be reimbursed following the eventual sale of the related property, therefore principles of IAS 20 have to be applied.

According to IAS 20.24: Government grants related to assets, including non-monetary grants at fair value, shall be presented in the statement of financial position either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset.

According to IAS 20.29: Grants related to income are presented as part of profit or loss, either separately or under a general heading such as “Other income”; alternatively, they are deducted in reporting the related expense.

We therefore believe the accounting policy described in note 2.15 is adequate. For future filings, we propose to enhance the disclosure by discussing the recognition policy for the tax credits. We will indicate that the exploration tax credits are recognised when the eligible expenses are incurred and when the refundable amounts can be reasonably estimated.

2.24 Start of Advanced Exploration Phase, page 20

2.

We note your policy of capitalizing exploration costs in advanced exploration phase. Please clarify the criteria used by management to determine that a project has demonstrated a potential for development and whether a final feasibility study supports the technical feasibility and commercial viability of the project. Please quantify the amount of advanced exploration phase assets at the end of each period presented per IFRS 6.23 and provide draft disclosure to be included in future filings.

Comments:

As a starting point, please note that the advanced exploration project assets recorded as at December 31, 2012 ($14,697,000) consisted solely of our “W Zone” project, for which probable reserves had been established by a “qualified person” as defined under NI 43-101. As at December 31, 2011, the amount of $32,279,000 consisted of the W Zone project ($4,410,000) and the revitalization of the Francoeur Mine ($27,869,000), and again, in both cases, mineral reserves had been established. Consequently, we are of the view that for such projects, IFRS 6 does not apply, including the disclosures discussed in your question, as both projects are scoped-out under IFRS 6, paragraph 5 (b):

5	An entity shall not apply the IFRS to expenditures incurred:

(b)	after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

When applying our accounting policy, exploration and evaluation expenditures are segmented and treated differently according to the evolutionary stage of the related project, as follows:

Stage 1: Exploration stage projects. At this stage, expenses related to the search and potential discovery of mineral resources are incurred. Such exploration expenditures typically include costs associated with the prospecting, sampling, trenching, drilling and other tasks involved in searching for an ore body, including topographical, geological, geochemical and geophysical studies. At this stage, there is no certainty as to the potential of the site under exploration.

Despite the fact that IFRS 6 could allow a Corporation to choose to capitalize certain of the above exploration and evaluation expenditures, we have consistently not used the capitalization option, until a project reaches Stage 2 discussed further in this response letter. Until Stage 2 status is reached, these costs are expensed as incurred.

Stage 2: Advanced Exploration Project. To reach this stage, and to permit capitalisation of costs, our accounting policy requires both a credible economic analysis and a formal project approval by the Board of Directors, as will be discussed in the following paragraphs.

The first criteria involves the obtention of an economic analysis for the project to determine if it can be economically developed. There can be three different types of analysis, which indicate whether development of a property is economically feasible, that can be produced and relied upon:

The first type is in the form of a preliminary economic analysis showing the profitability of the project based at least on Inferred Resources;

The second type is in the form of a pre-feasibility study showing the profitability of the project based on Measured or Indicated Resources;

Finally, the third type is in the form of a feasibility study, which is a more detailed analysis, where the margin of error is lower. To the extent that the feasibility study has a positive outcome, then resources are converted to reserves. This type of analysis details all costs required for the development of the project as well as production costs. When required, third party bids for part of the project are also provided.

These types of analysis can be performed either internally or with the help of or by third parties, depending on the size and complexity of the project. The actual type of analysis that we decide needs to be performed will depend on factors such as our level of knowledge about the property and the project, the potential size of such project and whether the project is related or in close proximity to an existing Corporation mining site.

Whatever the actual type of analysis performed, it is the responsibility of senior management to review and approve them. If the analysis demonstrates the technical feasibility and commercial viability of developing a mineral deposit identified through the exploration phase or if the analysis demonstrates a significant potential for probable future economic benefits, and if management decides to pursue the project, it is then presented to the Board of Directors for review and approval.

The second criteria involves the approval from the Board of Directors of the economic analysis and of the project. Significant judgment is required to assess if and when technical feasibility and commercial viability has been achieved or to demonstrate the potential for probable economic benefits. Various sources of information are used and evaluated such as geologic and metallurgic information, commodity prices, estimated future cash flows, proximity of operating facilities, etc. It is the duty of the Board of Directors to evaluate these factors. If the Board concludes that existence of the minerals can be reasonably assumed and that the potential return on investment is sufficient, it then approves advanced exploration status for the property. The approval of the Board, which includes a formal capital budget for the property, is a key element, as it authorizes the continuation of exploration, evaluation and development to better define the ore body and its commercial prospects.

Once it is so determined that a mining property can be economically developed and the Board has approved the continuation of the project, the project reaches stage 2 and is classified as an Advance Exploration Project. Consequently, subsequent costs relating to further exploring or developing the property for eventual production are capitalized.

Our future filings will include a better description of the criteria used to permit capitalisation of costs of Advanced Exploration Projects. The disclosures will be based on the explanations provided above.

Note 11. Mining and Income Taxes, page 28

Deferred Income and Mining Taxes, page 29

3.

We note in your reconciliation of deferred income and mining taxes line items Property, plant and equipment - creditor and property, plant and equipment - debtor. Please explain to us the difference of the creditor and debtor line items.

Comments:

In the financial statement note 11, we disclose the following information (extracts):

	Balance		Recognized	Balance
	January 1,	Recognized	directly in	December 31,
	2012	in net income	equity	2012
	$	$	$	$

Deferred income and mining taxes
Property, plant and equipment - creditor	(8,466)	6,149	-	(2,317)
Property, plant and equipment - debtor	1,639	6,184	-	7,823

The amount of $ (2,317) represents deferred Ontario Mining Duties liabilities and the amount of $7,823 is related to deferred Federal income tax assets of $5,609 and deferred Quebec income tax assets of $2,214.

The Corporation is precluded from offsetting deferred tax assets and liabilities related to income taxes or mining duties from different taxation authorities. We have 4 separate taxation jurisdictions: Quebec, Federal, Quebec Mining Duties and Ontario Mining Duties. We can’t offset deferred tax assets on Property, Plant and Equipment on Federal and Quebec level against deferred tax liabilities on Ontario mining Duties as per IAS 12. 74:

An entity shall offset deferred tax assets and deferred tax liabilities if, and only if:

(a)	the entity has a legally enforceable right to set off current tax assets against current tax liabilities; and

(b)	the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either:

	(i)	the same taxable entity; or

	(ii)	different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

 Note 12. Net Loss from Discontinued Operation, page 32

4.

We note you ceased operations at the Francoeur mine on November 30, 2012 and wrote off $42 million of assets. Please tell us the carrying amount of the remaining property, plant and assets and classification in the balance sheet at December 31, 2012. Also, explain your future plans for this property. Please provide draft disclosure to be included in future filings.

Comments:

As at December 31, 2012, the carrying amount of the remaining property, plant and assets was $3,495,985. In note 16, Property, plant and equipment, this amount was included in Corporate office and others, because the majority of these assets will be redeployed to the Corporation’s other mines or projects, after December 31, 2012. None of these assets were classified as non-current assets held for sale.

As for our future plans for this property, on November 29, 2012, the Corporation announced the immediate closure of the Francoeur Mine. Commercial gold production at Francoeur ceased on November 30, 2012, after which the Corporation began the closure process of approximately 4 months. A total of 95 employees were laid-off immediately, while 44 employees were temporarily retained for the 4 month de-commissioning period.

The Corporation has now completed the scheduled four month de-commissioning period of the underground operations of the Francoeur Mine. Richmont will continue to use some of the surface buildings on the site to house a portion of the Corporation’s exploration department, and to accommodate a heavy equipment garage that carries out maintenance and refurbishment work on equipment from Richmont’s other operations.

It is our intention that if the amount related to the remaining assets of the Francoeur Mine is material in our future filings, we will explain the details of this amount in an appropriate note.

Management of the Corporation acknowledges that:

►	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

►	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

►	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Yours truly,

/s/ Pierre Rougeau

Pierre Rougeau
Executive Vice-President and Chief Financial Officer